SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29973; 812-13493]

American Capital, Ltd., et al.; Notice of Application

March 1, 2012

Agency: Securities and Exchange Commission ("Commission").

Actions: Notice of application for an order under section 6(c) of the Investment Company Act of

1940 (the "1940 Act") granting an exemption from section 12(d)(3) of the 1940 Act.

Applicants: American Capital, Ltd. (the "Company"), American Capital, LLC ("AC LLC"),

American Capital Mortgage Management, LLC ("ACMM"), and European Capital Financial

Services (Guernsey) Limited ("ECFSG").

Summary of Application: The Company, AC LLC, ACMM, and ECFSG (collectively, the

"Applicants") request an order ("Order") of the Commission pursuant to section 6(c) of the 1940

Act granting an exemption from the provisions of section 12(d)(3) of the 1940 Act, to the extent

necessary at such time as AC LLC and the AC Subs (as defined below) are required to become

registered investment advisers under the Investment Advisers Act of 1940 (the "Advisers Act"),

in order to allow: the Company to continue to hold up to 100% of the outstanding membership

interests of AC LLC; AC LLC to continue to hold up to 100% of the outstanding membership

interests of the AC Subs and ACMM; ACMM to continue to hold up to 100% of the outstanding

membership interests of American Capital AGNC Management, LLC ("AC Agency") and

American Capital MTGE Management, LLC ("AC Mtge"); and ECFSG to continue to hold up to

100% of the outstanding membership interests of European Capital Financial Services Limited

("ECFS").

Filing Dates: The application was filed on February 12, 2008, and amended on March 11, 2011,

November 23, 2011, February 22, 2012, and February 29, 2012.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 26, 2012, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814.

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company, incorporated in Delaware in 1986, is a non-diversified, closed-end investment company that has elected to be regulated as a business development company ("BDC") within the meaning of section 2(a)(48) under the 1940 Act.[1] The Company's primary

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes

business objectives are to increase its net operating income and net asset value by investing primarily in senior debt, subordinated debt and equity of middle market businesses with attractive current yields and potential for equity appreciation and realized gains. Most of the Company's investments are made in connection with buyout transactions, which are sponsored either by the Company or another entity. The Company also makes investments in certain structured financial products and alternative asset funds managed by AC LLC, as well as certain portfolio companies in which the Funds (as defined below) also are investors.

2.   The Company is internally managed with an eight-member board and a senior management staff consisting of eight executive officers (one of whom also is a director). Seven of the eight current members of the board are not "interested persons" of the Company as defined in section 2(a)(19) of the 1940 Act. In addition to approving investment decisions, the Company's directors are actively involved in the oversight of the Company's affairs, and the Company relies extensively on the judgment and experience of its directors.

3.   The Company's alternative asset fund management business is conducted through AC LLC, a Delaware limited liability company that was created in 2007 and is a wholly-owned subsidiary of the Company. AC LLC currently manages a number of private investment funds and two public real estate investment trusts (collectively, the "Funds") through the following direct and indirect subsidiaries (collectively, the "AC Subs"): American Capital Equity Management, LLC ("ACEM"); American Capital Equity Management II, LLC ("ACEM2"); American Capital Asset Management, LLC ("ACAM"); American Capital CRE Management, LLC ("ACREM"); AC Agency; AC Mtge; ECFSG; and ECFS.

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available significant managerial assistance with respect to the issuers of such securities, and has elected to be subject to the provisions of sections 55 through 65 of the 1940 Act.

4. ACEM, ACEM2, ACAM, ACREM and ECFSG are each wholly-owned by AC LLC. ECFS is wholly-owned by ECFSG. AC Agency and AC Mtge are wholly-owned subsidiaries of ACMM. ACMM is owned by AC LLC, with one employee of ACMM owning a less than 25% economic (non-voting) interest, and AC LLC owning a 100% voting interest. The Company, AC LLC and the AC Subs utilize certain overlapping personnel, as described in the application.

5. The AC Subs generally earn base management fees based on the gross assets or net asset value of the Funds they manage, and certain of them earn incentive income based on the performance of the Funds. ACREM earns collateral administration fees based on the collateral balance in the Fund it manages.

6. AC LLC and the AC Subs currently rely on the registration exemption set forth in section 203(b)(3) of the Advisers Act, which provides generally that an investment adviser with fewer than 15 clients is not required to register with the Commission. However, the Dodd-Frank Wall Street Reform and Consumer Protection Act[2] eliminated this exemption, and AC LLC and the AC Subs will, based on their assets under management, be required to register with the Commission.[3]

Applicants' Legal Analysis:

1. Section 12(d)(3) makes it unlawful for any registered investment company, and any company controlled by a registered investment company, to acquire any interest in the business of a person who is either an investment adviser of an investment company or an investment

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[2]   Private Fund Investment Advisers Registration Act of 2010, Title IV of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Neither AC LLC nor any of the AC Subs qualify for any exemption from registration available under rules recently adopted by the Commission. *Exemptions for Advisers to Venture Capital* Funds*, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers*, Release No. IA-3222 (June 22, 2011) (adopting release).

[3]   *Rules Implementing Amendments to the Investment Advisers Act of 1940*, SEC Release No. IA-3221 (July 22, 2011). AC LLC and the AC Subs will be registered as investment advisers under the Advisers Act, and the Company will not acquire any interest in an investment adviser that is not registered under the Advisers Act.

adviser registered under the Advisers Act, unless (a) such person is a corporation all the outstanding securities of which are owned by one or more registered investment companies; and (b) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities. Section 60 of the 1940 Act states that section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

2. Section 6(c) of the 1940 Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction from any provision of the 1940 Act or any rule thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

3. Applicants do not expect that AC LLC and the AC Subs would be broker-dealers that primarily engage in the business of underwriting and distributing securities issued by other persons. Accordingly, provided that the "related activities" phrase of section 12(d)(3)(B) is not interpreted to include investment advisory services, when it becomes necessary for AC LLC and the AC Subs to register as investment advisers, the Company's current ownership of AC LLC and the AC Subs could cause the Company to be in violation of the provisions of section 12(d)(3).[4] Therefore, Applicants request the Order pursuant to section 6(c) of the 1940 Act granting an exemption from the provisions of section 12(d)(3) of the 1940 Act, to the extent necessary at such time as AC LLC and the AC Subs are required to become registered

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[4] Rule 12d3-1 under the 1940 Act provides limited relief from the restrictions of section 12(d)(3). Applicants do not believe the Company may rely on this relief with respect to its investment in AC LLC or the AC Subs because AC LLC's and the AC Subs' gross revenues derived from securities-related activities will exceed the rule's quantitative limits for such revenues.

investment advisers, in order to allow: the Company to continue to hold up to 100% of the outstanding membership interests of AC LLC; AC LLC to continue to hold up to 100% of the outstanding membership interests of the AC Subs and ACMM; ACMM to continue to hold up to 100% of the outstanding membership interests of AC Agency and AC Mtge; and ECFSG to continue to hold up to 100% of the outstanding membership interests of ECFS.[5]

4.   Applicants state that section 12(d)(3) was intended (a) to prevent investment companies from exposing their assets to the entrepreneurial risks of securities-related businesses and (b) to prevent potential conflicts of interest and certain reciprocal practices between investment companies and securities-related businesses.

5.   Applicants submit that the Company's retention of its majority ownership of AC LLC and the AC Subs does not raise the issues regarding entrepreneurial risk that section 12(d)(3) was designed to prevent. Applicants state that the form of organization of many securities-related businesses has changed since 1940, when section 12(d)(3) was adopted, from general partnerships to structures that are characterized by limited liability. Applicants assert that AC LLC and the AC Subs do not expose the Company's stockholders to the risk of unlimited liability because each is organized as a separate entity whose owners have limited liability.

6.   Applicants also submit that the Company's retention of its majority ownership of AC LLC and the AC Subs does not raise the issues regarding conflicts of interest and reciprocal practices that section 12(d)(3) was designed to prevent. Because the Company is the sole owner of AC LLC and the sole or majority owner of each AC Sub and will maintain a majority voting interest and economic interest in AC LLC and each of the AC Subs, Applicants believe that ultimately the interests of the companies are generally aligned and that the likelihood of conflicts

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[5]   The Company will only rely on the Order with respect to its investments in AC LLC and the AC Subs, AC LLC will only rely on the Order with respect to the AC Subs, ACMM will only rely on the Order with respect to AC Agency and AC Mtge, and ECFSG will only rely on the Order with respect to ECFS.

of interest arising is low. Applicants also assert that there are generally no investment allocation conflicts between the Company and the Funds.[6] Applicants represent that the procedures and policies that the Company has adopted with respect to AC LLC and the AC Subs and the methods of operations proposed will ensure that the Company will continue to be operated and managed in the interests of its stockholders and that ownership by it of AC LLC and the AC Subs will otherwise be consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also represent that, at such time as AC LLC and the AC Subs are required to register as investment advisers under the Advisers Act, they will maintain formal policies and procedures related to their operations (including appointing a chief compliance officer) that are designed to ensure that management of AC LLC and the AC Subs is conducted in the best interests of the Funds, as well as their shareholders.[7]

7.   Applicants further submit that the conditions to the requested relief proposed in the Application will protect the Company from potential conflicts of interest and reciprocal practices by making it impossible for the Company to become a minority owner of AC LLC or any AC Sub, and the Company's board of directors will periodically review whether continued ownership of the advisory businesses is warranted. In addition, Applicants assert that the 1940 Act would not prevent the Company from engaging directly in the activities that it conducts through AC LLC and the AC Subs.

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[6]   Applicants nevertheless state that they are focused on ensuring that any potential conflicts of interest are identified and addressed. Among other things, Applicants represent that, although the Company, AC LLC and the AC Subs utilize overlapping personnel, their legal and compliance teams would generally implement procedures to restrict communications between investment professionals should a conflict arise. Applicants also represent that each maintains investment committees that follow consistent processes for investment decisions and vote separately on behalf of each fund. Applicants believe this structure facilitates the detection and avoidance of potential conflicts of interest throughout the investment process, as well as during the time a portfolio investment is held.

[7]   Applicants also assert that the Company's ownership of AC LLC and the AC Subs does not raise concerns of "propping" because the Company is not dependent on AC LLC or any AC Sub either for revenue or investment advice and because the advisory subsidiaries will not issue any public securities to "prop up."

8. Applicants state that registering AC LLC and the AC Subs as investment advisers and maintaining a majority of both their voting rights and economic interests, will enable the Company to continue to increase its earnings potential through AC LLC's existing advisory business, as well as other potential advisory business, and maintain and, ultimately, increase the profitability of the Company. Applicants also state that the organizational structure of the Company and its investment management affiliates could assist the Company in qualifying as a "regulated investment company" ("RIC") under Subchapter M of the Internal Revenue Code of 1986.[8]

9. Applicants represent that the Company's management and its board believe that ensuring the ability to continue to own and invest in AC LLC is in the best interests of the Company's stockholders and its business. Applicants state that requiring the Company to divest itself of AC LLC and the AC Subs would cause substantial economic harm to the Company and, thus, the Company's stockholders.

10. Accordingly, Applicants represent that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants' Conditions:

Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1. The Company will not dispose of the interests of AC LLC or an AC Sub if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding

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[8] Taxation as a RIC relieves the Company of federal income tax on its net investment income and net realized capital gains, if any, to the extent that they are distributed to stockholders.

voting interests or economic interests of AC LLC or the AC Sub unless the Company disposes of 100 percent of its membership interests in AC LLC or the AC Sub.

2. The board of directors of the Company will review at least annually the investment management business of the Company, AC LLC and the AC Subs in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of AC LLC and the AC Subs and, if appropriate, will approve (by at least a majority of the directors of the Company who are not "interested persons" of the Company as defined by the 1940 Act) at least annually, such continuation.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary